UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 14

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

235 Peachtree Street NE 404 588 4200 Suite 1800 wipfli.com Atlanta, GA 30303

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants

Peoples Financial Corporation 401(k) Profit Sharing Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Peoples Financial Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2007.

June 28, 2021

Atlanta, Georgia

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets

Investments at fair value	$18,744,329	$17,940,979

Investments at contract value	3,468,542	2,969,528

Notes receivable from participants	279,783	246,316

Net assets available for benefits	$22,492,654	$21,156,823

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Additions to net assets
Investment income:
Net change in fair value of investments	$1,684,006
Dividends	206,549
Interest	60,096
Other	92
Total investment income	1,950,743

Contributions:
Employer	258,753
Employees	463,965
Employees - rollovers	37,319
Total contributions	760,037

Interest income on notes receivable from participants	18,466

Total additions	2,729,246

Deductions from net assets

Distributions paid to participants	1,365,601
Other deductions	27,814
Total deductions	1,393,415

Change in net assets available for benefits	1,335,831

Net assets available for benefits, beginning of year	21,156,823

Net assets available for benefits, end of year	$22,492,654

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The World Health Organization declared the coronavirus COVID-19 (“COVID-19”) a pandemic in March 2020. The pandemic has resulted in, among other things, a significant stock and global markets volatility, disruption in business, leisure and tourism activities as nation-wide stay-at-home orders were mandated, significant strain on the health care industry as it addressed the severity of the health care crisis and significant impact on the general economy including high unemployment, a 150- basis point decline in Federal funds rates and unprecedented government stimulus programs. The continuing impact of the pandemic on the market price of Peoples Financial Corporation common stock and Plan assets cannot be reasonably estimated.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. Currently, the discretionary matching contribution is 75% of a participant’s 401(k) deferral up to 6% of compensation. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited bi-weekly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and daily with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and, under certain circumstances, forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf. A salary reduction contribution cannot exceed the lesser of 100% of compensation or the defined contribution dollar limitation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited. Forfeitures may be used to pay administrative expenses or to reduce Employer Contributions, other than Elective Deferral Contributions, Qualified Matching Contributions, and Qualified Nonelective Contributions, made after the Forfeitures are determined. Forfeitures that have not been used to pay administrative expenses or used to reduce Employer Contributions will be allocated on the last day of the plan year using annual compensation for the plan year.

There were no forfeitures during the year ended December 31, 2020 or as of December 31, 2020.

Notes Receivable from Participants

This account is maintained for participants who have taken a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account. This Account is credited with interest accrued on the loan and payments made on the loan. A participant may borrow a minimum of $1,000 and a maximum of $50,000 or 50% of employee deferral contributions and rollovers. A participant can have up to one loan outstanding at any given time. The notes bear a fixed interest rate of prime rate plus 2%. Interest rates are set at the time of the funding of the loan. As of December 31, 2020, interest rates for outstanding loans ranged from 5.25% to 7.25% with maturities through 2025. This Account is credited with interest accrued on the loan and payments made on the loan. Principal and interest are paid ratably through bi-weekly payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Shares of registered investment companies are valued at net asset value of shares held by the Plan at year end. The Plan’s interest in common/collective trust is valued based on the daily net asset value (“NAV”) of the fund as determined by the issuer of the fund, which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note D for further details. The Plan’s investment in the guaranteed investment contract is recorded at contract value. See Note C for further details.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – FIXED INCOME GUARANTEED OPTION

The Plan invests in a fully-benefit responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company, a guaranteed general-asset backed group annuity contract. The Plan’s portion of the net assets available for plan benefits attributable to the GIC are reported at contract value. Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, which approximates fair value.

The issuer of the GIC maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no events in which the issuer can terminate the GIC with the Plan and settle at an amount different from the contract value. However, a 5% surrender charge may apply in the event the Plan liquidates or transfers its interest in the GIC.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) changes to the Plan’s policy on transfers to competing investment options or the related equity wash provision and (2) termination of the Plan’s interest in the GIC by the Plan’s administrator. The Plan administrator does not believe that a change to the Plan’s policy on transfers is probable. On April 13, 2021, the Plan administrator notified Principal Trust Company that it would terminate the Plan’s interest in the Principal Fixed Income Guaranteed Option 12 months from the notification date. While a surrender charge may potentially be avoided, a surrender charge may still apply unless certain conditions are met, according to the terms of the contract.

For the year ended December 31, 2020, the average yield of the Principal Fixed Income Guaranteed Option Contract was approximately 1.83%, based on actual interest earnings credited to participants.

NOTE D – FAIR VALUE MEASUREMENTS

All investments are held by Principal Trust Company in an account managed by Principal Life Insurance Company, the Plan’s service provider.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Collective trust and pooled separate accounts: Valued at NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments. The NAV is used as the practical expedient to estimate fair value. This investment is not classified within the valuation hierarchy but presented for reconciliation purposes only.

Certain events could limit the ability of the Plan to transact at contract value with the collective trust fund. Such events include a total or partial Plan termination, mergers, or failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the fund.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments, excluding the guaranteed investment contract, are reported at fair value in the accompanying statement of net assets available for benefits. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2020 and 2019 are as follows:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,309,402	$	$	$12,309,402
Company common stock	1,199,567			1,199,567
	$13,508,969	$	$	13,508,969

Investments measured at NAV				5,235,360

Total investments at fair value				$18,744,329

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$11,114,503	$	$	$11,114,503
Company common stock	953,783			953,783
	$12,068,286	$	$	12,068,286

Investments measured at NAV				5,872,693

Total investments at fair value				$17,940,979

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $32,413 (3,012 shares) and sold $14,239 (1,259 shares) of the Company’s common stock during the year ended December 31, 2020. Shares held by the Plan at December 31, 2020 and 2019 had a market value of $1,199,567 and $953,783, respectively.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

Certain Plan investments are held in pooled separate accounts, common/collective trust and a guaranteed investment contract managed by Principal Life Insurance Company. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

Participants may take a loan against their Employee Salary Reduction and Voluntary Contribution Account and/or their Employee Rollover Contribution Account.  These loans qualify as party-in-interest transactions.

NOTE F - CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 5% of the Plan’s net assets available for benefits as of December 31, 2020. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE G – ADMINISTRATIVE EXPENSES

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participating funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. The Company absorbs other administrative expenses, if any. There were no administrative expenses absorbed by the Company for the year ended December 31, 2020.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE I - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated August 8, 2014, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

NOTE J – SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 28, 2021, and has determined that, except for matter noted in Note C, no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 004

December 31, 2020

	Identity of issuer or		Cost	Fair
(a)	similar party (b)	Description of assets ( c)	(d)	Value (e)
	Reliance Trust Company	MetLife Stable Value Fund - 24,051 shares	N/A	$4,956,249
*	Principal life Insurance Company	Principal Fixed Income Guaranteed Option	N/A	3,468,542
*	Principal life Insurance Company	Principal Small Cap S & P Index Fund - 3,534 shares	N/A	279,111
	BlackRock Advisors	BlackRock High Yield Bond Fund - 147,297 shares	N/A	1,148,919
	Robert W. Baird & Co.	Baird Core Plus Bond I Fund - 136,569 shares	N/A	1,657,944
	Vanguard Group	Vanguard Inflation Protection Admiral Fund - 34,866 shares	N/A	987,422
	Vanguard Group	Vanguard Target Retirement Investment Fund - 12,244 shares	N/A	182,809
	Vanguard Group	Vanguard Target Retirement 2015 Investment Fund - 5,609 shares	N/A	88,223
	Vanguard Group	Vanguard Target Retirement 2020 Investment Fund - 30 shares	N/A	1,029
	Vanguard Group	Vanguard Target Retirement 2025 Investment Fund - 8,389 shares	N/A	180,704
	Vanguard Group	Vanguard Target Retirement 2030 Investment Fund - 1,282 shares	N/A	51,986
	Vanguard Group	Vanguard Target Retirement 2035 Investment Fund - 6,576 shares	N/A	165,836
	Vanguard Group	Vanguard Target Retirement 2040 Investment Fund - 26,128 shares	N/A	1,156,674
	Vanguard Group	Vanguard Target Retirement 2045 Investment Fund - 20,517 shares	N/A	578,365
	Vanguard Group	Vanguard Target Retirement 2050 Investment Fund - 69 shares	N/A	3,150
	Vanguard Group	Vanguard Target Retirement 2055 Investment Fund - 497 shares	N/A	24,511
	Vanguard Group	Vanguard Target Retirement 2065 Investment Fund - 366 shares	N/A	10,078
	Fidelity Management	Fidelity 500 Index Fund - 11,204 shares	N/A	1,458,466
	John Hancock Advisors	John Hancock Disciplined Value R6 Fund - 51,119 shares	N/A	1,062,249
	T. Rowe Price Funds	T. Rowe Price New America Growth Fund - 14,468 shares	N/A	988,608
	Dimensional Fund Advisors	DFA Real Estate Securities I Fund - 1,095 shares	N/A	41,079
	Dimensional Fund Advisors	DFA U.S. Small Cap Value I Fund - 6,927 shares	N/A	238,497
	Janus International Holding	Janus Henderson Triton N Fund - 4,054 shares	N/A	158,439
	Vanguard Group	Vanguard Mid Cap Index Admiral Fund - 1,022 shares	N/A	262,019
	Vanguard Group	Vanguard Mid Cap Growth Index Admiral Fund - 2,103 shares	N/A	191,882
	Ridgeworth Funds	Virtus Ceredex Mid-Cap Value Equity R6 Fund - 18,300 shares	N/A	227,286
	The American Funds	American Funds Capital World Growth and Income R6 Fund - 5,995 shares	N/A	355,939
	The American Funds	American Funds EuroPacific Growth R6 Fund - 5,227 shares	N/A	362,222
	The American Funds	American Funds New World R6 Fund - 4,032 shares	N/A	354,464
	Oppenheimer	Invesco Oppenheimer International Equity R6 Fund - 14,533 shares	N/A	370,602
*	Peoples Financial Corporation	Common Stock - 88,856 shares	N/A	1,199,567
*	Notes receivable from participants	5.25% to 7.25% notes, maturing through 2025	N/A	279,783
		Total		$22,492,654
*	represents party-in-interest	N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan

/s/ Daniel A. Bass

The Asset Management and Trust Division of
The Peoples Bank, Biloxi, Mississippi; Trustee
By: Daniel A. Bass, Vice-President/Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 28, 2021
Date